UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 13, 2020

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11
2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The audited consolidated financial statements of Zealand Pharma A/S (the “Company”) and its subsidiaries as of and for the year ended December 31, 2019 are included in the Zealand Pharma A/S Annual Report filed as exhibit 99.1(a) to this Form 6-K and incorporated by reference herein. A copy of the announcement issued by the Company on March 11, 2020 is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Matthew Dallas

	Name:	Matthew Dallas
	Title:	Chief Financial Officer

Date: March 13, 2020

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Company announcement dated March 11, 2020

99.1(a)	Appendix – Zealand Pharma A/S Annual Report 2019

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